Nicholas J. Klimas

4157 Tall Timber Dr. NW ● Walker MI, 49534 ● (616) 826-5441

nick@flatland3d.com

Education	**Michigan Technological University**	Houghton, MI
	● BS Mechanical Engineering	Graduated: May 2009
	● State of Michigan EIT: FE Exam passed November 2009	

Professional Experience

Flatland, LLC   Grand Rapids, MI
Owner   May 2016 - Present

Founded Flatland LLC in 2016 with business partner Steven Silva. Flatland LLC designs and manufactures e-skate and PEV accessories and safety equipment.

- Involved in all aspects of running the business
- Helped scale the company from a small at home manufacturing business to $250k in annual revenue e-commerce outfit.
- Designed and procured the first ever "e-skate" glove that has seen viral success around the world

Magna International   Alto, MI
Manufacturing Engineer   Nov. 2012 - Present

Manufacturing engineer for Magna International's automotive mirror division. With primary responsibilities in determining and developing new product mass production processes for outside rear view mirrors, as well as improving existing manufacturing processes.

- Use cost justification to select required components, automation, and controls for production machine builds.
- Incorporate sensors and other measurement technology into new and existing processes to improve either quality or productivity.
- Maintain PFMEA's, Control Plans, Process Flow Sheets and Inspection Check Sheets to ensure customer specifications/standards for products, application and documentation included after launch.
- Drive, as well as participate in, cost reduction/avoidance projects within the department.

Pridgeon and Clay   Grand Rapids, MI
Process Engineer   Oct. 2011-Nov. 2012

Functioned as a key member of Pridgeon and Clay's new product process development team. With primary responsibilities in determining and developing new product mass production processes for both transfer and progressive stamping environments, as well as improving existing manufacturing processes.

- Use cost justification to select required components, automation, and controls for production machine builds.
- Develop improvements for process setups, material handling, storage, work cell layouts and other functions related to the stamping operation.
- Incorporate sensors and other measurement technology into new and existing processes to improve either quality or productivity.
- Use CMM data and statistical analysis to make improvements on tools and fixtures to promote process capability.
- Maintain PFMEA's, Control Plans, Process Flow Sheets and Inspection Check Sheets to ensure customer specifications/standards for products, application and documentation included after launch.
- Drive, as well as participate in, cost reduction/avoidance projects within the department.

Honda Manufacturing of Indiana, LLC   Greensburg, IN
Supplier Quality Engineer – Honda Civic Manufacturing Facility   Oct. 2009-Oct. 2011

Brought on board as a member of Honda's parts quality engineering team, with specific responsibilities related to the 11' Model Civic wiring, steering and standard/natural gas fuel systems.

- Assure part to drawing conformance through dimension analysis techniques
- Develop and approve countermeasures to supplier related part defects
- Responsible for reviewing supplier processes to assure conformity to specification, by reviewing PQCT, FMEA, Operation Standards and Process Control Sheets
- Negotiate and communicating quality activity with Suppliers, In-house departments and Management
- Approve new manufacturing processes prior to part usage on saleable products
- Warranty claim investigation for part quality issues
- Review design changes and set IPPAAR (PPAP) requirements

Temperform Corporation   Novi, MI
Quality/Manufacturing Engineering Internship   Summer 2008

- Primary responsibilities in post-casting process development
- Implemented the installation of an additional sand mixer to improve efficiency
- Designed a new manufacturing process that utilized a monorail trolley system to improve production efficiency
- Analyzed technical data using statistical studies to improve dimensional accuracy and reduce material scrap
- Inspected parts and recorded technical data for daily reporting

Technical Skills

- Proficient using: Unigraphics NX, SolidWorks, SolidEdge, Minitab and Microsoft Office
- Interdepartmental/disciplinary communication
- Ability to lead meetings and/or present technical reports
- Project management
- Experience using various analysis equipment: CMM, Optical Comparators, hand tools
- Complex problem solving and root cause analysis
- Hands-on Fabrication
- Cost analysis

STEVE SILVA

Oak Park, MI   (906) 281 0805

stevesilva33@gmail.com   linkedin.com/in/steve-silva

MECHANICAL ENGINEER

Highly motivated mechanical design professional with more than eleven years of experience and a proven track record of maximizing resources and streamlining production to increase profits. Creative innovator and skilled problem-solver, adept at developing strategic solutions to complex challenges, and committed to growing business by providing exemplary customer service. Coordinated and performed engineering design, specifications, planning and scheduling for large scale machinery construction projects involving multiple engineering disciplines. Consistent record of delivering multifaceted, multimillion-dollar projects on-time within established budgets.

TECHNICAL SKILLS: SolidWorks, ANSYS, CATIA, AutoCAD, OnShape, Autodesk Fusion 360

CORE COMPETENCIES

- Project Management
- 3D Designing & Printing
- Technical Support

- Global Product Development
- Technology Development
- Diagnose Mechanical Issues

- Team Leadership
- E-Commerce Proficiency
- Customer Relations

PROFESSIONAL EXPERIENCE

FLATLAND LLC. — Detroit, MI

Owner / Lead Designer, 11/2015 to Present

➢ Design skateboard accessories by employing 3d printing and traditional manufacturing techniques as well as analyze growth strategies for the progress of business.

➢ Proactively identify new marketing opportunities in order to attract customers around the world and administrate technical aspect of mechanical design and product development.

DURR SYSTEMS / BROETJE AUTOMATION — Detroit, MI

Project Engineer, 03/2014 to 11/2016

➢ Skillfully designed structural and mechanical components for material handling systems and 3D printed prototype parts for automated aircraft sealant application system.

➢ Developed project objectives by reviewing project proposals and plans, drafted cost estimates, and determined project schedule by studying project plans and specifications.

ELECTROIMPACT INC. — Seattle, WA

Mechanical Engineer, 09/2008 to 02/2014

➢ Organized a team of more than 10 engineers through a multi-million dollar automation project and formulated structural and mechanical components in a professional manner.

➢ Created custom designs for welding, machining, and assembling as well as programmed basic CNC macros, edited ladder logic, and performed machine software updates.

EDUCATION

Bachelor of Science - MECHANICAL ENGINEERING, MICHIGAN TECHNOLOGICAL UNIVERSITY, HOUGHTON, MI, 2008

International Studies, TECHNOLOGICAL UNIVERSITY OF MONTERREY, MAZATLAN, MEXICO, SUMMER 2005